American Family Life Insurance Company
6000 American Parkway
Madison, Wisconsin 53783-0001
Phone: (608) 249-2111, Ext. 31625
Fax: (866) 614-8147
Email: kgarci2@amfam.com
_________________________________________________________________________________________________________________

Krystle L. Garcia
Assistant General Counsel

April 14, 2022

Via EDGAR and E-mail

Mr. Michael Kosoff
Senior Special Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:         American Family Variable Annuity Contract
American Family Variable Account II
 Post-Effective Amendment No. 27 to the Registration Statement on Form N-4
File No. 333-45592

Dear Mr. Kosoff:

On behalf of American Family Life Insurance Company (“American Family” or the “Company”) and on behalf of American Family Variable Account II (the “Account”), we are forwarding to you our responses to comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) to outside counsel for the Company on April 1, 2022 on Post-Effective Amendment No. 27 (the “Amendment”) to the above-referenced Form N-4 Registration Statement (the “Registration Statement”) for certain flexible premium deferred variable annuity contracts (the “Contracts”).

For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response.

Prospectus Cover Page
1.	Please modify the EDGAR contract identifier name to reflect the name on the cover page of the prospectus: American Family Variable Annuity Contract.

Response: The Company has complied with the Commission Staff comment.

2.	Please confirm that any material state variations are disclosed in the Prospectus.

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
April 14, 2022

Response: The Company confirms that all material state variations are described in this Prospectus.

3.
The second to last bolded paragraph, states “A summary prospectus or prospectus for each of the portfolios available through the Variable Account must accompany this prospectus.” If American Family intends to use a USP, please consider whether this statement is accurate.

Response: The Company has modified the disclosure to state that it relies upon website delivery of Fund prospectuses.

Key Information Table (p. 6-8)
4.	In the “Fees and Expenses” section:

a.	In the “Charges for Early Withdrawals” row, please briefly mention the partial surrender processing fee in this section.

Response: The Company has added the disclosure recommended by the Commission Staff.

b.	In the “Ongoing Fees and Expenses (Annual Charges)” row, please confirm that the calculation of the Base Contract minimum and maximum annual fee includes the annual contract fee.

Response: The Company confirms that the annual contract fee is included in the Base Contract minimum and maximum fee.

Principal Risks of Investing in the Contract (p. 14-15)
5.	Please consider including a section for “Insurance Company Risks” and a risk indicating that the Contract is not a short-term investment.

Response: The Company has added the disclosure recommended by the Commission Staff stating that the Contract is not a short-term investment. The Company has considered and respectfully declines to include a new “Insurance Company Risks” section in the Prospectus. The Company does not view such risk as a principal risk of investing in the Contract.

Death Benefit (p. 27-28)_
6.
In the benefits table on page 27, in the “Brief Description of Restrictions/Limitations” column, if the reduction from a partial surrender will reduce the death benefit by more than the amount surrendered, please state so.

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
April 14, 2022

Response: The Company has added the disclosure recommended by the Commission Staff.

7.	Please provide a brief example of the Death Benefit that includes an adjustment for partial surrenders.

Response: The Company has added an example of the Death Benefit that includes an adjustment for partial surrenders, as requested by the Commission Staff.

8.
In the sub-section “Death Benefit Payable,” with regard to the second bullet point “the minimum Death Benefit,” please explain how the reduction for partial surrenders operates, i.e., proportional or dollar-for-dollar basis. If “proportional,” please explain what explain what “proportional” means.

Response: The Company has added the explanation recommended by the Commission Staff.

Fees and Charges (p. 29-30)
9.
To promote consistency with the Fee Table, please indicate that the mortality and expense risk charge and the asset-based administrative charge are included in the calculation of the Base Contract charge.

Response: The Company has added the disclosure recommended by the Commission Staff.

The Payout Period (p. 31-32)

10.	In the bullet point “Lifetime Option – No Refund,” please clarify that there is the possibility that the payee may only receive one income payment if the payee dies before the second payment is due.

Response: The Company has added the disclosure recommended by the Commission Staff.

Appendix A: Portfolios Available Under the Contract (p. 40)
11.
In the “Current Expenses” column, please be sure to identify each portfolio company subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions.

Response: The Company has considered and respectfully declines to include the added disclosure as no portfolio company is subject to an expense reimbursement or fee waiver arrangement.

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
April 14, 2022

12.	Please combine the columns for “Portfolio” and “Adviser/Subadviser” into one column.

Response: The Company has combined the Portfolio and Adviser/Subadviser columns as requested by the Commission Staff.
*          *          *

Please do not hesitate to call the undersigned at (608) 242-4100 Ext. 31625, or our counsel Thomas Bisset at (202) 383-0118 with any questions or comments concerning the foregoing responses. We greatly appreciate the Staff’s efforts in assisting American Family with this filing.

Sincerely,
/s/ Krystle L. Garcia

Krystle L. Garcia
Assistant General Counsel

cc:  Mr. Thomas Bisset
       Ms. Alexandria Stith